                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934

                 COMPANIA BOLIVIANA DE ENERGIA ELECTRICA S.A. -
                         BOLIVIAN POWER COMPANY LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Shares, Without Nominal or Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   204425 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David H. Peterson
                 Compania Boliviana de Energia Electrica S.A. -
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                        Minneapolis, Minnesota 55402-1498
                                 (612) 340-2781

                                October 26, 1999
              Date of Event wich Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                              CUSIP NO. 204425 102

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Tosli Acquisition B.V./N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                        AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                         The Netherlands

--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

               (7)  SOLE VOTING POWER [0]
               (8)  SHARED VOTING POWER [4,030,762]
               (9)  SOLE DISPOSITIVE POWER [0]
              (10)  SHARED DISPOSITIVE POWER [4,030,762]

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                              CO

--------------------------------------------------------------------------------

                              CUSIP NO. 204425 102

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                            Tosli Investments N.V.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    (ENTITIES ONLY):                                                        N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                       AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
    TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                         The Netherlands

--------------------------------------------------------------------------------
    NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

               (7)  SOLE VOTING POWER [0]
               (8)  SHARED VOTING POWER [4,030,762]
               (9)  SOLE DISPOSITIVE POWER [0]
              (10)  SHARED DISPOSITIVE POWER [4,030,762]

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                              CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              CUSIP NO. 204425 102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                                     Vattenfall AB
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)                                                          N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                       AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                                  Sweden

--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

               (7)  SOLE VOTING POWER [0]
               (8)  SHARED VOTING POWER [4,030,762]
               (9)  SOLE DISPOSITIVE POWER [0]
              (10)  SHARED DISPOSITIVE POWER [4,030,762]

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                             CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              CUSIP NO. 204425 102
--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS                           Nordic Power Invest AB
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)                                                         N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                        AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                                  Sweden

--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

               (7)  SOLE VOTING POWER [0]
               (8)  SHARED VOTING POWER  [4,030,762]
               (9)  SOLE DISPOSITIVE POWER [0]
              (10)  SHARED DISPOSITIVE POWER [4,030,762]

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                              CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              CUSIP NO. 204425 102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                                  NRG Energy, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)                                                   14-1724239

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                        AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware, U.S.A.

--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

               (7)  SOLE VOTING POWER [0]
               (8)  SHARED VOTING POWER [4,030,762]
               (9)  SOLE DISPOSITIVE POWER [0]
              (10)  SHARED DISPOSITIVE POWER [4,030,762]

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,030,762

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    96.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                             CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

     This Rule 13D Amendment relates to the offer by Tosli Acquisition B.V., a Netherlands private limited liability company (the "Purchaser") and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company ("Tosli") that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation ("NRG") and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation ("NSP"), and Nordic Power Invest AB, a Swedish corporation ("NPI") and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation ("Vattenfall") that is wholly-owned by the State of Sweden, to purchase all of the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited, a Nova Scotia corporation (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), and the Supplement to the Offer to Purchase, dated October 26, 1999 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(9).

ITEM 1.  SECURITY AND ISSUER.

     The name of the Issuer is Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited, a Nova Scotia corporation, which has its principal executive offices at Av. Hernando Siles 5635, Obrajes, La Paz, Bolivia. The class of equity securities to which this Schedule 13D relates is the Company's common shares, without nominal or par value. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (e) and (f) This Statement is being filed by the Purchaser, Tosli, NRG, NPI and Vattenfall. The information set forth in Section 7 "THE OFFER - Certain Information Concerning the Purchaser, Tosli, NRG, NPI, Vattenfall and NSP" and Schedule A of the Offer to Purchase is incorporated herein by reference.

     (d) During the last five years, neither the Purchaser, Tosli, NRG, NPI nor Vattenfall, nor, to the best of their knowledge, any of the individuals listed in Schedule A of the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the "INTRODUCTION" and Section 8 "THE OFFER - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)-(e) The information set forth in the "INTRODUCTION," Section 1 "SPECIAL FACTORS - Background of the Offer; Agreements" and Section 2 "SPECIAL FACTORS - Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(j) The information set forth in the "INTRODUCTION" and Section 3 "SPECIAL FACTORS - Effect of the Market for the Shares; Offer on Termination of Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in the "INTRODUCTION," Section 7 "THE OFFER - Certain Information Concerning the Purchaser, Tosli, NRG, NPI, Vattenfall and NSP," Section 1 "SPECIAL FACTORS - Background of the Offer; Agreements," Section 2 "SPECIAL FACTORS - Purpose of the Offer; Plans for the Company," and Schedule A of the Offer to Purchase is incorporated herein by reference.

     (c) Issuer reports no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the "INTRODUCTION," Section 7 "THE OFFER - Certain Information Concerning Purchaser, Tosli, NRG NPI, Vattenfall and NSP,"
Section 8 "THE OFFER - Source and Amount of Funds," Section 1 "SPECIAL FACTORS - Background of the Offer; Agreements" Section 2 "SPECIAL FACTORS - Purposes of the Offer; Plans for the Company," and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase dated August 26, 1999.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(7)         Form of Notice of Offer to Purchase.**

(a)(8)         Press Release issued by the Company, dated August 26, 1999.**

(a)(9)         Supplement to Offer to Purchase, dated October 26, 1999.*

(a)(10)        Press Release issued by the Company, dated September 27, 1999.*

(a)(11)        Press Release issued by the Company, dated October 26, 1999.*

(b)            None

(c)(1) Employment Agreement of Roger J. Dupuis, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996). **

(c)(2) Employment Agreement of Roland C. Gibson, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).**

(c)(3) Stockholders Agreement dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19,
               1986).**

(c)(4) Credit Agreement dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento. (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).**

(c)(5) Stockholder Maintenance Agreement dated August 1, 1997, by and among NRG Energy, Inc., Nordic Power Invest AB and Corporation Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).**

(c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLC and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31,
               1998).**

(d)            None

(e)            Not applicable.

(f)            Not applicable.


*        Filed herewith.
**       Previously filed.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1999                Tosli Acquisition B.V.


                                       By: /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Director of Tosli Investments N.V.

                                       And By: /s/ Gunnar Vallin
                                              ----------------------------------
                                          Gunnar Vallin
                                          Director of Tosli Investments N.V.


                                       Tosli Investments N.V.

                                       By: /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Director

                                       And By: /s/ Gunnar Vallin
                                              ----------------------------------
                                          Gunnar Vallin
                                          Director


                                       NRG Energy, Inc.


                                       By: /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Vice President, Corporate Strategy and
                                          Emerging Markets


                                       Nordic Power Invest AB

                                       By: /s/ Gunnar Vallin
                                          --------------------------------------
                                          Gunnar Vallin
                                          President
                                          Vattenfall AB


                                       By: /s/ Gunnar Vallin
                                          --------------------------------------
                                          Gunnar Vallin
                                          President of Nordic Power Invest AB

                                  EXHIBIT INDEX

(a)(1)         Offer to Purchase dated August 26, 1999.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(7)         Form of Notice of Offer to Purchase.**

(a)(8)         Press Release issued by the Company, dated August 26, 1999.**

(a)(9)         Supplement to Offer to Purchase, dated October 26, 1999.*

(a)(10)        Press Release issued by the Company, dated September 27, 1999.*

(a)(11)        Press Release issued by the Company, dated October 26, 1999.*

(b)            None

(c)(1) Employment Agreement of Roger J. Dupuis, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996). **

(c)(2) Employment Agreement of Roland C. Gibson, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).**

(c)(3) Stockholders Agreement dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19,
               1986).**

(c)(4) Credit Agreement dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento. (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).**

(c)(5) Stockholder Maintenance Agreement dated August 1, 1997, by and among NRG Energy, Inc., Nordic Power Invest AB and Corporation Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).**

(c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).**

(c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLC and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31,
               1998).**

(d)            None

(e)            Not applicable.

(f)            Not applicable.
*          Filed herewith.
**         Previously filed.